

September 24, 2013

Via E-mail
Mr. Jeffrey R. Mistarz
Executive Vice President, Chief Financial Officer & Treasurer
Lime Energy Co.
16810 Kenton Drive, Suite 240
Huntersville, NC 28078

> **Re: Lime Energy Co.**
> **Form 10-K for the fiscal year ended December 31, 2012**
> **Filed July 31, 2013**
> **File No. 1-16265**

Dear Mr. Mistarz,

We have reviewed your filing and have the following comment.

Please respond to this letter within ten business days by amending your filing or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2012

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 27

In a letter to you dated April 24, 2013, we indicated that in addition to the disclosures you proposed to provide in your Form 10-K for the year ended December 31, 2012, you should also include: Management's Discussion and Analysis, based on the restated annual financial information, explaining your operating results, trends, and liquidity during each applicable annual period and all material information that would have been available and disclosed in your delinquent periodic reports had they been timely filed. Please amend your filing to include Management's Discussion and Analysis for each annual period you restated.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Anne McConnell, Staff Accountant at 202-551-3709 or, in her absence, me at 202-551-3768 if you have questions regarding this letter.

Sincerely,

/s/ John Cash

John Cash
Accounting Branch Chief